H.J. HEINZ COMPANY

HAWK ACQUISITION INTERMEDIATE CORPORATION II

1 PPG Place, Suite 3100

Pittsburgh, Pennsylvania 15222

May 6, 2014

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

FAX: (202) 772-9202

Attention:	Mr. H. Roger Schwall

Re:	H.J. Heinz Company and Hawk Acquisition Intermediate Corporation II (the “Companies”) Registration Statement on Form S-4 (SEC File No. 333-194441) Originally Filed March 7, 2014

Ladies and Gentlemen:

The Companies hereby request acceleration of the effective date of their Registration Statement on Form S-4 with respect to themselves of the securities specified therein (SEC File No. 333-194441) to 4:00 p.m., Eastern time, on May 7, 2014 or as soon thereafter as possible.

The Companies hereby acknowledge their responsibilities under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. The Companies hereby further acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Companies from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Companies may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Michael Kim of Kirkland & Ellis LLP, counsel to the Companies, at (212) 446-4746, as soon as the Registration Statement has been declared effective.

Very truly yours,

H.J. HEINZ COMPANY

By:	/s/ Daniel F. Shaw
Name: Daniel F. Shaw Title: Executive Vice President and General Counsel

HAWK ACQUISITION INTERMEDIATE CORPORATION II

By:	/s/ Daniel F. Shaw
Name: Daniel F. Shaw Title: Executive Vice President and General Counsel